POINT TO POINT WITH BUFFER AND DUAL TRIGGER
INDEXED ACCOUNT ENDORSEMENT

This endorsement is attached to and becomes part of the Contract. This endorsement is subject to all of the provisions of the Contract, except as otherwise stated herein. If any provisions of the Contract conflict with this endorsement, the provisions of this endorsement will apply.

The effective date of this endorsement for new Contracts is the Contract Date and for existing contracts is the Endorsement Effective Date.

This endorsement makes certain Indexed Account(s) available for your Contract using the Crediting Method described. We reserve the right to offer any combination of Indexed Accounts using the crediting features described in this endorsement.

This endorsement terminates on the date the Contract terminates.
Contract Number: [000000000000]
Owner(s): [John Doe]
Endorsement Effective Date: [01/01/2023]
Guaranteed Minimum Dual Trigger Rate: [1%] during the Surrender Charge Period, [1%] thereafter
Indexed Accounts:

Index	Interest Term	Buffer	Initial Allocation	Initial Dual Trigger Ra	Indexed Account Charge
[S&P 500[*	1 yea	10%	10%	8%	-
S&P 500[*	2 years	10%	10%	16%	-]

Indexes are not available for direct investment, and do not include the payment or reinvestment of dividends in the calculation of its performance unless otherwise noted. [*Includes dividends.]

SECTION 1: DEFINITION

Guaranteed Minimum Dual Trigger Rate: The minimum Dual Trigger Rate applicable to Indexed Accounts available under this endorsement.

Buffer: The maximum negative Index Return that will not result in a negative Adjusted Index Return being credited to the Indexed Account Value at the end of an Interest Term.

Dual Trigger Rate: The rate of Indexed Interest that is credited under an Indexed Account at the end of an Interest Term if the Index Return is positive, zero, or negative within the Buffer.

SECTION 2: OVERVIEW

We will declare a Dual Trigger Rate for each Interest Term. Initial Dual Trigger Rates shown above are applicable for the initial Interest Term only. Subsequent Dual Trigger Rates are subject to change for each subsequent Interest Term and may differ from the Dual Trigger Rates used for new Contracts but will never be less than the Guaranteed Minimum Dual Trigger Rate shown above.

The Indexed Account Charge and Buffer stated above for each respective Indexed Account will not change for the life of the Contract.

SECTION 3: CREDITING METHOD

The Crediting Method applicable to the Indexed Account(s) shown above is the Point to Point with Buffer and Dual Trigger method.

To calculate Indexed Interest, we first calculate the Index Return. The Index Return is equal to:

1.the Index Value on the date the current Interest Term ends; minus
2.the Index Value on the date the current Interest Term begins; divided by
3.the Index Value on the date the current Interest Term begins;

Next, we determine the Adjusted Index Return by applying the Buffer and Dual Trigger Rate:

If the Index Return is positive, zero, or negative within the Buffer:
The Adjusted Index Return is equal to the Dual Trigger Rate.

If the Index Return is negative beyond the Buffer:
The Adjusted Index Return is equal to the Index Return plus the Buffer.

The Adjusted Index Return is then multiplied by the Indexed Account’s Base Value on the last day of the Interest Term.

If an Indexed Account Charge applies to the Indexed Account, it is deducted from the Indexed Account Value after any interest is credited.